                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2001

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  -------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     AT&T CANADA INC.
                                                     (Registrant)


Date: July 27, 2001               By:   /s/ Scott Ewart
                                  ---------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

                                                                       [LOGO]

                AT&T CANADA REPORTS SECOND QUARTER 2001 FINANCIAL
                              AND OPERATING RESULTS


                   COMPANY ANNOUNCES COST REDUCTION ACTIVITIES
                 INCLUDING WORKFORCE REDUCTION OF 500 EMPLOYEES

        ACQUISITION OF E-BUSINESS STRATEGIES & SOLUTIONS PROVIDER MONTAGE
           ESTABLISHES THE FOREMOST E-SOLUTIONS CAPABILITY IN CANADA.

        ANNOUNCES IMPORTANT ADVANCED SOLUTION CONTRACTS WITH THE CANADIAN BROADCASTING CORPORATION (CBC) & NORTH ATLANTIC TREATY ORGANIZATION (NATO)

        INCREASES LIQUIDITY POSITION BY $224 MILLION TO OVER $1.1 BILLION


--------------------------------------------------------------------------------
Investment Community: AT&T Canada will hold a teleconference call at 3:00 p.m. Eastern today to discuss its second quarter 2001 results. Those wishing to participate should call 1.416.646.3095 ten minutes prior to the start time. A web cast of the call is also available from the company's website, www.attcanada.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on our website, or by calling 1.416.640.1917, pass code 125699#.
--------------------------------------------------------------------------------

TORONTO, July 27, 2001 -- AT&T Canada Inc. (TSE: TEL.B and NASDAQ: ATTC), Canada's largest national competitive broadband business services provider and competitive local exchange carrier and a leader in Internet and E-Business Solutions, today reported its financial and operating results for the second quarter 2001.

Revenues were $375.2 million for the three months ended June 30, 2001, up $0.2 million from second quarter 2000. Revenues from local, data, Internet, E-Business Solutions and other services, now represent 57% of the total revenue base versus 53% in second quarter 2000. Long Distance revenues now represent 43% of the revenue base down from 47% in the same period last year.

Local revenues increased by over 17% from the second quarter in 2000, while Data, Internet and E-Business Solutions revenues increased by 10% from the same quarter of 2000. Revenue from long distance services decreased by 9% from the same period last year, as the 14.9% reduction in average price per minute, more than off-set the 7.6% increase in minute volume.

The Company's EBITDA (earnings before interest, taxes, depreciation and amortization) for the second quarter totaled $25.5 million, an increase of $9.4 million or 59% from second quarter 2000. The EBITDA improvement was the result of a decrease in service costs from changes to the contribution regime that became effective January 1 of this year.

New local access lines added in the second quarter were 43,080. Included therein are 30,256 lines from the acquisition of a customer base from the receiver of a recently insolvent Canadian CLEC. In addition, the Company reduced the stated number of local access lines in service by 33,661 lines through a one-time adjustment, primarily the result of a historical system conversion. This adjustment had no impact on reported revenues. As a result, local access lines in service at June 30, 2001 were 470,125. The number of lines that are either on-net or on-switch represents 53% of this total. Also, the company had an additional 15,675 local access lines that had been sold but not yet installed. Although the company has been very successful in the business local access market, it still has a significant opportunity as the incumbent telephone companies maintain an approximate 95% share of this market


"THIS QUARTER WAS HIGH-LIGHTED BY THE ACQUISITION OF MONTAGE, A CANADIAN LEADER IN THE DEPLOYMENT OF E-BUSINESS STRATEGIES AND SOLUTIONS. THE MERGING OF MONTAGE'S FRANCHISE WITH OUR EXISTING CAPABILITIES, FIRMLY ESTABLISHES AT&T CANADA AS ONE OF THE LEADING E-BUSINESS SOLUTIONS PROVIDERS IN CANADA. THIS ACQUISITION SIGNIFICANTLY AUGMENTS OUR PROVEN ABILITY TO HELP COMPANIES RE-INVENT THEMSELVES, AND WE WILL CONTINUE THE JOURNEY TO MOVE FORWARD ALONG THE VALUE SPECTRUM WITH OUR CUSTOMERS," SAID JOHN MCLENNAN, VICE CHAIRMAN AND CEO OF AT&T CANADA.

MCLENNAN CONTINUED, "WHILE THE COMPANY HAD MANY SUCCESSES DURING THE SECOND QUARTER, WE MUST INTRODUCE CHANGES TO RETURN OUR BUSINESS TO PROFITABLE GROWTH. TODAY WE ARE ANNOUNCING IMMEDIATE MEASURES THAT ARE NECESSARY IN LIGHT OF THE DIFFICULT INDUSTRY CONDITIONS THAT WE CURRENTLY FACE. AN OVERALL WEAKENED ECONOMY HAS IMPACTED OUR REVENUE GROWTH. THIS REQUIRES THAT WE RE-DEFINE OUR RESOURCE REQUIREMENTS ACROSS THE ORGANIZATION. OVER THE NEXT FEW MONTHS WE WILL IMPLEMENT A COST REDUCTION INITIATIVE THAT INCLUDES THE REDUCTION OF OUR WORKFORCE BY APPROXIMATELY 500 EMPLOYEES. THE COMPANY WILL RECORD A PROVISION FOR THE COSTS ASSOCIATED WITH THESE ACTIVITIES, IN THE THIRD QUARTER. AT&T CANADA REMAINS COMMITTED TO ITS LONG TERM STRATEGY, AND WILL CONTINUE TO INVEST IN THE GROWTH AREAS OF ITS BUSINESS."



SELECTED SECOND QUARTER 2001 HIGHLIGHTS INCLUDE:

PRODUCTS & PARTNERSHIPS
- Extended its Internet Security portfolio with the launch of Managed Security Services. This new suite of services offers customers innovative security solutions focused exclusively on preventing unauthorized access to businesses' e-commerce infrastructure and computer networks. The service leverages AT&T Canada's best of breed Internet security products with 24x7 management from highly trained engineers, and strong partner relationships. AT&T Canada's Managed Security Services gives companies the ability to outsource complex security management requirements, allowing them to concentrate on their core competencies.

- Expanded its relationship with American Express to provide savings on communications services to small business merchants that welcome the American

     Express Card to their business. This offer is in addition to AT&T
     Canada's current relationship with American Express, through which holders of the Amex Corporate Card, already enjoy considerable convenience and savings on their telecommunications needs. This agreement extends similar benefits to the American Express network of credit card merchants, and expands AT&T Canada's ability to deliver the benefits of its services to the very important small business market right across Canada.

ACQUISITIONS & ASSET PURCHASES
- During the quarter the Company closed a transaction to acquire MONTAGE eIntegration, a Canadian leader in the deployment of business-focused Internet and e-business strategies and solutions. MONTAGE is a recognized, Canadian leader in the deployment of world class solutions for enterprises in customer relationship management, supply management, enterprise resource planning, business intelligence, and security. This acquisition brings considerable critical mass to the Company's existing capabilities in the E-Business and Solutions space, the result of the acquisition of DMC Inc. in mid-2000. By bringing together these two world-class organizations as MONTAGE.DMC, the Company has created the foremost capability in E-Solutions delivery in all of Canada. Additionally this combination brings together over 600 e-business professionals and extends the Company's reach nationally. The addition of MONTAGE's advanced E-Business Solution capabilities further complements the Company's unique portfolio of Internet access, managed hosting and advanced security solutions. The layering of these capabilities onto AT&T Canada's expansive network infrastructure, and strong direct distribution channels, creates exceptional cross selling opportunities for additional high value services into a premier base of business customers.

- Announced the purchase of managed hosting assets and capabilities. The incorporation of these resources into its existing managed hosting portfolio adds significant scale, and strengthens AT&T Canada's position as a leader in Internet and E-Business services. The purchase includes a 30,000 square foot facility including a state-of-the-art data centre that complements existing facilities located in Toronto, Montreal and Vancouver. Enhanced service offerings range from server co-location, through complete managed hardware and software solutions for hosted Internet applications.


SALES
- The company announced its MONTAGE.DMC E-Solutions division had been awarded a significant contract with the North Atlantic Treaty Organization
     (NATO). The agreement calls for the complete rollout of Oracle financial applications at each of NATO's 19 member country locations. The 30-month project to consolidate NATO's financial systems into a single reporting entity will accrue tremendous productivity gains through greatly enhanced processing speeds and by the reduction of manual work and duplication errors. In addition, the new system architecture will provide more timely and meaningful access to financial information that in turn will support an enhanced decision making environment. Being selected by NATO in a competition that included several of the largest Oracle application service providers in North America, confirms MONTAGE.DMC's E-Business expertise, and demonstrates its ability to deliver large complex solutions on an international scale.

- During the quarter the Company was awarded a $16 million contract with the Canadian Broadcasting Corporation (CBC). The agreement calls for the implementation and management of an innovative data networking solution that exploits Asynchronous Transfer Mode (ATM) technology to provide the CBC with bandwidth on demand. This solution supports the CBC's requirement to transmit content-rich multimedia applications and programming, which is key in the CBC's goal to provide high quality distinctive programming to Canadians at all times. Interconnection to AT&T Canada's broadband national network provides the CBC with the pan-Canadian coverage they require, while concurrently giving them access to over 280 countries worldwide. Under the terms of the contract AT&T Canada will also become the CBC's primary provider of high speed Internet service.

REGULATORY
- During the quarter the CRTC announced that it is reducing the amount of the contribution subsidy paid by telecom service providers to support the cost of providing local service in high cost areas of the country. The total collection of contribution will drop from $1 billion currently in 2001 to about $300 million in 2002. The percentage of eligible revenue that telecom service providers will be required to contribute will drop in 2002 to approximately 1.5% from the current 4.5%. Based on revenue estimates for this year, this translates into additional savings in 2002 for AT&T Canada of $15 million.


LIQUIDITY
- During the quarter the Company unwound certain swaptions, cross currency swaps and a forward contract for proceeds of $124 million. These instruments were replaced with new cross currency swaps and forward contracts at current market rates. Also subsequent to quarter end, the company completed an accounts receivable securitization transaction that improves its liquidity by an additional $100 million. The proceeds of this initiative may be increased over time up to a maximum of $150 million depending upon growth in customer receivables. The company now has available liquidity of over $1.1 billion.


McLennan concluded by saying that, "THE ACTIONS WE ANNOUNCED TODAY TO ADJUST OUR COMPANY'S COST STRUCTURE ARE ABSOLUTELY NECESSARY IN LIGHT OF THE ECONOMIC CONDITIONS IN WHICH THE COMPANY CURRENTLY OPERATES. WE WILL CONTINUE TO INVEST IN THE GROWTH AREAS OF OUR BUSINESS, AND WILL CREATE VALUE FOR OUR CUSTOMERS BY LEVERAGING OUR STRENGTHS IN LOCAL, DATA, INTERNET AND E-BUSINESS SOLUTIONS. AS THOUSANDS OF BUSINESSES HAVE ALREADY DISCOVERED, AT&T CANADA IS DELIVERING ON ITS COMMITMENT TO PROVIDE REAL CHOICE AND VALUE IN THE CANADIAN TELECOMMUNICATIONS MARKET WITH LOCAL PRESENCE, NATIONAL COVERAGE AND GLOBAL REACH."

ABOUT THE COMPANY: AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier and a leader in Internet and E-Business Solutions. With over 18,600 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company, and the Investor Relations section of the site for a 3:00 p.m. Eastern webcast review of the second quarter results.



NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.


FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                            INVESTORS AND ANALYSTS:
Drew Van Parys                                    Brock Robertson
(416) 345-3623                                    (416) 345-3125
drew.vanparys@attcanada.com                       brock.robertson@attcanada.com

May Chiarot                                       Dan Coombes
(416) 345-2342                                    (416) 345-2326
may.chiarot@attcanada.com                         dan.coombes@attcanada.com


AT&T Canada Reports Second Quarter 2001 Results
Page 6
July 27, 2001

                                AT&T CANADA INC.
           INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                            (in thousands of dollars)
                                  (unaudited)


                                             THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                  JUNE 30,                            JUNE 30,
                                           2001              2000              2001              2000
                                      ------------       ----------       ------------       ----------

Revenue                                   $375,167         $374,991           $763,031         $739,020
Expenses
   Service costs                           245,462          258,550            492,653          508,013
   Selling, general and administrative
      administrative                       104,157          100,325            213,271          192,789
                                      ------------       ----------       ------------       ----------
Earnings before interest, taxes,
depreciation and amortization (1)           25,548           16,116             57,107           38,218

Depreciation and amortization              112,701           95,262            221,049          182,206
                                      ------------       ----------       ------------       ----------
Loss from operations                      (87,153)         (79,146)          (163,942)        (143,988)

Other income (expense):
    Interest income                          7,096            5,312              8,605           11,007
    Interest expense                     (103,066)         (80,841)          (191,362)        (153,510)
    Other income (expense)                 (6,731)              213            (8,800)              213
                                      ------------       ----------       ------------       ----------
Loss before minority interest
and income taxes                         (189,854)        (154,462)          (355,499)        (286,278)

Minority interest (2)                            -           35,258                  -           65,859

Provision for income taxes                 (2,179)          (1,641)            (4,009)          (3,234)
                                      ------------       ----------       ------------       ----------
Loss for the period                      (192,033)        (120,845)          (359,508)        (223,653)
Deficit, beginning of period             (948,179)        (360,305)          (780,704)        (257,497)
                                      ------------       ----------       ------------       ----------
Deficit, end of period                $(1,140,212)       $(481,150)       $(1,140,212)       $(481,150)
                                      ============       ==========       ============       ==========
Loss per common share                      $(1.96)          $(1.27)            $(3.69)          $(2.36)
                                      ============       ==========       ============       ==========
Weighted average number of
common shares outstanding
(in thousands)                              98,144           95,324             97,464           94,798
                                      ============       ==========       ============       ==========
Diluted earnings per common share          $(1.96)          $(1.27)            $(3.69)          $(2.36)

Diluted weighted average shares
outstanding (in thousands) (3)             143,912          143,926            143,558          144,261
                                      ============       ==========       ============       ==========


(1) EBITDA is earnings before interest, taxes, depreciation, amortization and nonrecurring integration costs and is commonly used as a measure to assist in understanding operating results.

(2) Minority interest derives primarily from ownership by AT&T Corp. and British Telecom in AT&T Canada Corp., the company's principal operating subsidiary.


(3) Effective January 1, 2001, the Company adopted the treasury stock method of calculating diluted shares in accordance with new CICA requirements. The treasury stock method includes only those unexercised options and warrants where the average market price of the common shares during the period exceeds the exercise price of the options or warrants. In addition, this method assumes that the proceeds would be used to purchase common shares at the average market price during the period. The ownership by AT&T Corp. and British Telecom in AT&T Canada Corp., the Company's principal operating subsidiary, equivalent to approximately 43.7 million shares of the Company are included in the calculation of diluted shares outstanding.


                                    - MORE -

AT&T Canada Reports Second Quarter 2001 Results
Page 7
July 27, 2001

                                AT&T CANADA INC.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                            (in thousands of dollars)



                                    JUNE 30,          DECEMBER 31,
                                      2001                2000
                                  -------------      --------------
                                   (unaudited)         (audited)
ASSETS

Current assets:
   Cash and short term deposits       $552,151           $68,587
   Accounts receivable                 208,385           242,161
   Other current assets                 20,268            12,922
                                   ------------       -----------
                                       780,804           323,670

Property, plant and equipment        2,193,944         2,120,659
Goodwill                             1,697,650         1,705,155
Other assets, net                      107,383           112,691
Deferred pension asset                  10,787            10,626
Deferred foreign exchange                    -            40,853
                                   ------------       -----------
                                    $4,790,568        $4,313,654
                                   ============       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable                   $71,582           $78,961
    Accrued interest payable            65,721            43,589
    Accrued liabilities                250,544           270,640
    Income taxes payable                 4,297             3,655
    Current portion of capital
           lease obligations             1,761             2,210
                                   ------------       -----------
                                       393,905           399,055

Long term debt                       4,336,566         3,628,465
Other long term liabilities             26,844            26,581
Deferred foreign exchange               60,614                 -

Shareholders' equity
     Common shares                   1,112,042         1,039,065
     Warrants                              809             1,192
     Deficit                       (1,140,212)         (780,704)
                                   ------------       -----------
                                      (27,361)           259,553
                                   ------------       -----------
                                    $4,790,568        $4,313,654
                                   ===========        ==========

                                    - MORE -

AT&T Canada Reports Second Quarter 2001 Results
Page 8
July 27, 2001

                                AT&T CANADA INC.
                  INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                           (in thousands of dollars)
                                  (unaudited)



                                                     THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                          JUNE 30,                            JUNE 30,
                                                   2001              2000              2001              2000
                                              ------------       ----------       ------------       ----------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES:
   Loss for the period                        $(192,033)         $(120,845)       $(359,508)         $(223,653)
   Adjustments required to reconcile
   loss to cash flows from operating
   activities:
      Depreciation and amortization              112,701             91,884          221,049            178,356
      Accretion of senior discount note
        interest                                  35,345             30,772           69,931             60,684
      Amortization of debt issuance costs          3,992              3,893            7,982              7,736
      Amortization of deferred foreign
        exchange                                 (1,944)                -              4,603               -
      Amortization of deferred gain on sale
        of cross currency swaps and forward
        contracts                                  (816)                -              (816)               -
      Minority interest                             -              (35,258)             -              (65,859)
      Loss on sale of investments                  9,375                -              9,375               -
      Other                                        (477)            (2,696)            (625)            (2,379)
                                              ------------       ----------      -----------         ----------
                                                (33,857)           (32,250)         (48,009)           (45,115)
      Change in non-cash working capital:         32,937             29,789            9,604           (33,596)
                                              ------------       ----------      -----------         ----------
    Net cash used in operating activities          (920)            (2,461)         (38,405)           (78,711)

INVESTING ACTIVITIES:
   Acquisitions, net of cash (bank
     indebtedness) acquired                     (20,502)           (90,450)         (20,502)          (193,855)
   Disposition of investments (net of
     disposition costs)                            3,401              -                3,401              -
   Additions to property, plant and
     equipment                                  (90,587)          (119,977)        (214,983)          (235,939)
   Additions to (decreases in) other assets      (3,305)            (2,197)          (8,053)            (5,878)
   Additions to (decreases in) restricted
     investments                                    -                 (695)             -                20,369
                                              ------------       ----------      -----------         ----------
   Net cash used in investing activities       (110,993)          (213,319)        (240,137)          (415,303)

FINANCING ACTIVITIES:
   Issue of share capital, net of issue costs     12,688              9,947           27,928             24,104
   Termination of cross currency swaps and
     forward contracts                           123,965                -            123,965               -
   Issues (decreases) of long term debt        (250,000)             32,330          633,159            438,826
   Debt issue costs                                 (62)              (515)          (5,991)            (3,886)
   Increase (decrease) in other long term
     liabilities                                   (330)                519              263                421
   Repayment of capital lease                      (828)            (1,311)          (1,101)              (550)
                                              ------------       ----------      -----------         ----------
   Net cash provided by financing activities   (114,567)             40,970          778,223            458,915
EFFECT OF EXCHANGE RATE CHANGES                 (14,397)              1,965         (16,117)            (8,366)
                                              ------------       ----------      -----------         ----------
INCREASE (DECREASE)IN CASH AND SHORT-TERM
  DEPOSITS                                     (240,877)          (172,845)          483,564           (43,465)
CASH AND SHORT-TERM DEPOSITS, BEGINNING
  OF PERIOD                                      793,028            418,711           68,587            289,331
                                              ------------       ----------      -----------         ----------
CASH AND SHORT-TERM DEPOSITS, END OF PERIOD     $552,151           $245,866         $552,151           $245,866
                                              ============       ==========      ===========         ==========

Supplemental Information:

Income taxes paid                                 $1,827             $1,154           $3,572             $5,149
Interest paid                                    $18,334            $17,670          $91,302            $71,675
Class B non-voting shares issued in
  acquisitons                                    $44,666            $45,385          $44,666            $45,385


AT&T Canada Reports Second Quarter 2001 Results
Page 9
July 27, 2001

                                AT&T CANADA INC.
                    SELECTED STATISTICAL AND OPERATIONAL DATA


                                                     JUNE 30              JUNE 30           MARCH 31
                                                      2001                  2000              2001
                                                  ------------        ------------       ------------
REVENUE (IN THOUSANDS)
Local                                                 $52,168             $44,509            $46,266
Long Distance                                         160,441             176,128            175,480
Data                                                  115,553             111,173            122,714
Internet & E-Business Solutions                        40,094              30,795             37,646
Other                                                   6,911              12,386              5,758
                                                  ------------        ------------       ------------
TOTAL                                                $375,167             $374,991          $387,864

Buildings accessed                                      3,304                3,253             3,295
Intracity fiber route kilometers                        4,674                4,429             4,615
Intracity fiber strand kilometers                     287,176              250,628           274,345
Intercity fiber route kilometers                       14,001               13,947            14,001
Intercity fiber strand kilometers                     200,090              198,173           200,090
CLEC networks operational                                  29                   20                29
CLEC networks under development                          -                       8              -
Local voice switches operational                            14                  13                14
Total access lines sold                                485,800             414,391           468,546
Access lines in service                                470,125             377,427           460,706
Access line orders in backlog                           15,675              36,964             7,840
Central office collocations                                 83                  62                82
Circuits in service (VGEs)                           1,768,173           1,448,510         1,682,065
High-speed data ports                                   25,198              20,831            25,218
Frame relay switches                                       106                  92               104
ATM switches                                               682                 606               663
Full time employees                                      5,671               5,141             5,485
Long distance minutes of use (Qtr)                   2,161,449           2,009,454         2,249,269
